1166769

3-14-02

RECD S.E.C.
MAR 14 2002
1086

333-11528

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02024314

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

PSi TECHNOLOGIES HOLDINGS, INC.
(Exact name of Registrant as specified in its Charter)

NOT APPLICABLE
(Translation of Registrant's names into English)

Electronics Avenue
FTI Complex, Taguig
Metro Manila 1604
Philippines
Tel: (632) 838-4966
(Address of Registrant's principal executive offices)

PROCESSED
APR 09 2002
THOMSON FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__x__ Form 40-F___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No _x__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARCH 13 . 2002

PSi TECHNOLOGIES HOLDINGS, INC.

By: [signature]
Arthur J. Young, Jr.
President and Chief Executive Officer

EXHIBIT I

PSi TECHNOLOGIES HOLDINGS, INC.

At PSi Technologies Holdings, Inc.:
B.J. Sebastian (Senior Vice President)
(63 2) 837 7702
bjsebastian@psitechnologies.com.ph

At FRB|Weber Shandwick:
Christina Carrabino (Senior Managing Director)
(415) 986-1591

PSi Technologies Issues Business Update

Santa Clara, CA & Manila, Philippines. March 12, 2002. PSi Technologies Holdings, Inc. (NASDAQ: PSIT) a leading independent provider of power semiconductor assembly and test services, today issued an update on its business performance for the current quarter.

Chairman and Chief Executive Officer Arthur J. Young, Jr. said, "Because of improving business conditions, we now expect to report first quarter 2002 revenues that will be about 10% higher sequentially compared to the fourth quarter of 2001."

"Our customers are increasing their loadings with us in ways that we did not fully expect when we first gave our guidance for the quarter. Now after two months into the quarter, we are now confident that we will exceed our previous guidance of a 5% sequential increase in revenues," added Young.

The Company said that the increase in business is brought about primarily by the increased outsourcing of some of its major customers who are now experiencing improving business conditions themselves.

"Loading forecasts have increased materially for packages which contain thyristor, rectifier, voltage regulator, IGBT and MOSFET technologies that go into consumer electronics, PC and automotive applications," stated Young.

"What is also pleasing to note is that their loading forecasts with us have become increasingly firm and reliable, thus giving us slightly better visibility going forward. Presently, with the increased loading they are forecasting, we are expecting our second quarter revenues to increase substantially, by another double-digit percentage growth from this current quarter," said Young.

About PSi Technologies

PSi Technologies is a focused independent semiconductor assembly and test service provider to the power semiconductor market. The Company provides comprehensive package design, assembly and test services for power semiconductors used in telecommunications and networking systems, computers and computer peripherals, consumer electronics, electronic office equipment, automotive systems and industrial products. Their customers include most of the major power semiconductor manufacturers in the world such as Philips Semiconductor, ON Semiconductor, Texas Instruments, Fairchild Semiconductor, ST Microelectronics, and Infineon Technologies.

For more information, visit the Company's web site at www.psitechnologies.com.

This press release contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially. Factors that might cause a difference include, but are not limited to, those relating to the pace of development and market acceptance of PSi's products and the power semiconductor market generally, commercialization and technological delays or difficulties, the impact of competitive products and technologies, competitive pricing pressures, manufacturing risks, the possibility of our products infringing patents and other intellectual property of third parties, product defects, costs of product development and manufacturing and government regulation. PSi will not update these forward-looking statements to reflect events or circumstances after the date hereof. More detailed information about potential factors that could affect PSi's financial results is included in the documents PSi files from time to time with the Securities and Exchange Commission.

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